Attachment to N-SAR Sub-Item 77I (KYN)

On or about November 9, 2016, the Registrant completed the issuance and sale of $50 million aggregate liquidation preference of Series J Mandatory Redeemable Preferred Shares with a term redemption date of November 9, 2021, liquidation preference $25.00 per share and a dividend rate equal to 3.36% per annum in a private placement.